STATEMENT OF INVESTMENTS
Dreyfus Midcap Index Fund, Inc.
July 31, 2007 (Unaudited)

Common Stocks--98.3%	Shares	Value ($)
Consumer Discretionary--13.4%		
99 Cents Only Stores	96,395 a,b	1,173,127
Advance Auto Parts	218,850	7,609,414
Aeropostale	106,185 a,b	4,043,525
American Eagle Outfitters	404,750	9,819,235
American Greetings, Cl. A	116,895 a	2,890,813
AnnTaylor Stores	132,940 b	4,176,975
Applebee's International	153,450 a	3,774,870
ArvinMeritor	146,738 a	2,909,815
Barnes & Noble	105,690 a	3,545,899
Beazer Homes USA	80,500 a	1,126,195
Belo, Cl. A	180,739 a	3,235,228
Blyth	51,750	1,155,060
Bob Evans Farms	73,594	2,388,125
Borders Group	122,145 a	1,998,292
BorgWarner	119,185 a	10,303,543
Boyd Gaming	87,950	3,878,595
Brinker International	233,349	6,286,422
Callaway Golf	126,095 a	2,046,522
Career Education	195,300 b	5,796,504
CarMax	441,730 a,b	10,570,599
Catalina Marketing	75,385	2,275,873
CBRL Group	50,325	1,933,990
Charming Shoppes	264,400 a,b	2,612,272
Cheesecake Factory	147,925 a,b	3,641,913
Chico's FAS	361,810 b	7,004,642
Coldwater Creek	124,400 a,b	2,449,436
Corinthian Colleges	178,100 a,b	2,399,007
DeVry	122,495 a	3,968,838
Dick's Sporting Goods	81,100 a,b	4,560,253
Dollar Tree Stores	210,950 b	8,070,947
Entercom Communications, Cl. A	57,385 a	1,295,753
Foot Locker	317,990 a	5,901,894
Furniture Brands International	99,385 a	1,095,223
GameStop, Cl. A	313,700 a,b	12,657,795
Gentex	293,400 a	5,791,716
Hanesbrands	198,200 b	6,146,182
Harte-Hanks	97,080 a	2,286,234
Hovnanian Enterprises, Cl. A	75,140 a,b	994,854
International Speedway, Cl. A	73,250	3,507,942
ITT Educational Services	65,900 a,b	6,962,994
John Wiley & Sons, Cl. A	90,900	3,844,161
Lear	157,645 b	5,293,719
Lee Enterprises	94,650 a	1,666,787
M.D.C. Holdings	72,400 a	3,330,400
Matthews International, Cl. A	65,000 a	2,486,900
Media General, Cl. A	46,500 a	1,311,300
Modine Manufacturing	67,570 a	1,729,792
Mohawk Industries	110,640 a,b	9,958,706
NetFlix	124,300 a,b	2,141,689
NVR	9,800 a,b	5,669,104
O'Reilly Automotive	234,600 a,b	7,814,526
Pacific Sunwear of California	144,800 a,b	2,609,296
Payless ShoeSource	135,690 a,b	3,612,068
PetSmart	279,600 a	9,039,468

Phillips-Van Heusen	114,200	5,945,252
Regis	91,100	3,175,746
Rent-A-Center	144,600 a,b	2,806,686
Ross Stores	287,300 a	8,311,589
Ruby Tuesday	111,595 a	2,482,989
Ryland Group	86,400 a	2,872,800
Saks	292,670 a	5,417,322
Scholastic	53,750 a,b	1,729,675
Scientific Games, Cl. A	138,900 b	4,765,659
Sotheby's	118,227 a	5,054,204
Strayer Education	29,400 a	4,454,982
Thor Industries	72,185 a	2,961,029
Timberland, Cl. A	103,350 a,b	2,456,630
Toll Brothers	261,090 a,b	5,725,704
Tupperware Brands	126,340	3,286,103
Urban Outfitters	231,600 b	4,645,896
Valassis Communications	98,430 a,b	1,168,364
Warnaco Group	95,100 a,b	3,434,061
Washington Post, Cl. B	11,529 a	9,116,557
Williams-Sonoma	227,425 a	7,002,416
		321,608,096
Consumer Staples--2.8%		
Alberto-Culver	167,300	3,934,896
BJ's Wholesale Club	132,254 a,b	4,491,346
Church & Dwight	135,214 a	6,633,599
Energizer Holdings	116,050 b	11,709,445
Hansen Natural	124,000 a,b	5,028,200
Hormel Foods	150,035	5,164,205
J.M. Smucker	116,388 a	6,495,614
Lancaster Colony	48,049	1,860,457
NBTY	116,300 a,b	5,063,702
PepsiAmericas	123,935	3,429,282
Ruddick	73,980 a	2,056,644
Smithfield Foods	244,820 a,b	7,604,109
Tootsie Roll Industries	55,744 a	1,395,272
Universal/Richmond, VA	53,366 a	2,946,337
		67,813,108
Energy--9.1%		
Arch Coal	293,200 a	8,763,748
Bill Barrett	68,500 a,b	2,350,920
Cameron International	226,470 a,b	17,664,660
Cimarex Energy	171,200 a	6,479,920
Denbury Resources	248,900 b	9,956,000
Encore Acquisition	109,200 a,b	2,825,004
FMC Technologies	133,451 b	12,213,435
Forest Oil	155,735 a,b	6,302,595
Frontier Oil	226,500	8,772,345
Grant Prideco	262,048 a,b	14,700,893
Hanover Compressor	212,242 a,b	5,057,727
Helmerich & Payne	212,270	6,871,180
Newfield Exploration	267,270 a,b	12,842,323
Noble Energy	351,224	21,473,835
Overseas Shipholding Group	51,245 a	3,976,100
Patterson-UTI Energy	322,200 a	7,378,380
Pioneer Natural Resources	253,825	11,549,038
Plains Exploration & Production	147,395 b	6,368,938
Pogo Producing	120,240 a	6,403,982
Pride International	340,935 a,b	11,949,772
Quicksilver Resources	114,100 a,b	4,805,892
Southwestern Energy	345,900 b	14,053,917
Superior Energy Services	165,900 b	6,689,088

Tidewater	118,190 a	8,086,560
		217,536,252
Financial--15.5%		
A.G. Edwards	154,724 a	12,510,983
AMB Property	204,850	10,914,408
American Financial Group/OH	144,981 a	4,072,516
AmeriCredit	242,445 a,b	4,931,331
Arthur J. Gallagher & Co.	202,155 a	5,575,435
Associated Banc-Corp	262,193 a	7,535,427
Astoria Financial	172,075	4,052,366
Bank of Hawaii	101,855	4,891,077
Broadridge Financial Solutions	286,200	5,034,258
Brown & Brown	236,680 a	6,082,676
Cathay General Bancorp	105,200 a	3,220,172
City National/Beverly Hills, CA	84,187	5,959,598
Colonial BancGroup	314,575	6,860,881
Commerce Group	98,600 a	2,832,778
Cousins Properties	89,800 a	2,308,758
Cullen/Frost Bankers	123,330 a	6,125,801
Eaton Vance	258,490 a	10,820,391
Equity One	75,900 a	1,751,772
Everest Re Group	129,885	12,761,201
Fidelity National Financial, Cl. A	455,470	9,514,768
First American	198,605 a	9,193,425
First Community Bancorp/CA	53,400 a	2,681,748
First Niagara Financial Group	227,700	2,928,222
FirstMerit	165,450 a	3,032,699
Greater Bay Bancorp	105,100 a	2,825,088
Hanover Insurance Group	105,785	4,642,904
HCC Insurance Holdings	230,410	6,746,405
Highwoods Properties	116,930 a	3,803,733
Horace Mann Educators	88,800 a	1,583,304
Hospitality Properties Trust	192,940	7,401,178
IndyMac Bancorp	148,690 a	3,271,180
Jefferies Group	219,160	5,757,333
Leucadia National	333,984 a	12,557,798
Liberty Property Trust	189,050 a	7,091,266
Macerich	147,400 a	10,782,310
Mack-Cali Realty	139,585 a	5,387,981
Mercury General	73,100 a	3,785,118
Nationwide Health Properties	183,500 a	4,372,805
New York Community Bancorp	567,019	9,202,718
Nuveen Investments, Cl. A	163,300 a	9,984,162
Ohio Casualty	123,135	5,345,290
Old Republic International	475,212	8,724,892
PMI Group	178,660 a	6,086,946
Potlatch	80,183 a	3,503,195
Protective Life	143,745	6,183,910
Radian Group	165,005	5,562,319
Raymond James Financial	190,992	5,857,725
Rayonier	159,173	6,739,385
Regency Centers	142,800 a	9,263,436
SEI Investments	260,800	7,109,408
StanCorp Financial Group	110,100	5,170,296
SVB Financial Group	70,925 a,b	3,736,329
TCF Financial	230,590 a	5,670,208
UDR	279,320 a	6,449,499
Unitrin	81,790	3,466,260
W.R. Berkley	351,150	10,330,833
Waddell & Reed Financial, Cl. A	172,550 a	4,349,986

Washington Federal	179,518 a	4,044,541
Webster Financial	116,130 a	5,047,010
Weingarten Realty Investors	156,400 a	5,725,804
Westamerica Bancorporation	61,800 a	2,529,474
Wilmington Trust	141,240 a	5,499,886
		371,184,606
Health Care--11.6%		
Advanced Medical Optics	123,276 a,b	3,726,633
Affymetrix	141,000 a,b	3,437,580
Apria Healthcare Group	89,700 a,b	2,351,934
Beckman Coulter	127,364 a	9,019,918
Cephalon	136,100 a,b	10,226,554
Cerner	134,600 a,b	7,116,302
Charles River Laboratories		
International	138,400 a,b	7,083,312
Community Health Systems	193,415 b	7,523,844
Covance	130,690 a,b	9,222,793
Cytyc	236,850 a,b	9,971,385
Dentsply International	312,300 a	11,395,827
Edwards Lifesciences	118,485 a,b	5,445,571
Endo Pharmaceuticals Holdings	275,000 b	9,352,750
Gen-Probe	107,800 a,b	6,792,478
Health Management Associates, Cl.		
A	498,100 a	4,014,686
Health Net	230,740 b	11,430,860
Henry Schein	182,600 a,b	9,922,484
Hillenbrand Industries	126,790	7,992,842
Intuitive Surgical	77,000 b	16,370,970
Invitrogen	96,100 b	6,899,980
Kindred Healthcare	64,900 a,b	1,738,022
Kyphon	93,800 a,b	6,155,156
LifePoint Hospitals	118,700 a,b	3,507,585
Lincare Holdings	172,350 a,b	6,151,171
Medicis Pharmaceutical, Cl. A	114,800 a	3,275,244
Millennium Pharmaceuticals	660,162 a,b	6,661,034
Omnicare	249,865 a	8,285,523
Par Pharmaceutical Cos.	72,100 b	1,708,049
PDL BioPharma	239,750 a,b	5,631,728
Perrigo	156,100 a	2,911,265
Pharmaceutical Product Development	213,800 a	7,162,300
Psychiatric Solutions	111,600 b	3,804,444
Resmed	160,000 a,b	6,876,800
Sepracor	218,800 a,b	6,154,844
STERIS	133,345 a	3,646,986
Techne	81,000 a,b	4,557,060
Universal Health Services, Cl. B	110,735 a	5,806,943
Valeant Pharmaceuticals		
International	194,650	3,054,059
Varian	62,800 a,b	3,776,792
VCA Antech	172,800 b	6,797,952
Ventana Medical Systems	68,200 a,b	5,683,788
Vertex Pharmaceuticals	269,250 a,b	8,696,775
WellCare Health Plans	68,900 a,b	6,976,814
		278,319,037
Industrial--15.5%		
AGCO	188,105 a,b	7,228,875
AirTran Holdings	188,050 a,b	1,850,412
Alaska Air Group	83,137 a,b	1,939,586
Alexander & Baldwin	88,237 a	4,784,210
Alliant Techsystems	67,800 a,b	6,719,658
AMETEK	219,376 a	8,560,051

Avis Budget Group	208,210 b	5,344,751
Brink's	99,735 a	6,098,795
Carlisle Cos.	127,564 a	5,776,098
ChoicePoint	156,371 b	6,057,813
Con-way	93,885 a	4,636,980
Copart	146,400 b	4,119,696
Corporate Executive Board	78,500 a	5,292,470
Crane	103,200	4,732,752
Deluxe	106,100	4,006,336
Donaldson	141,866 a	5,162,504
DRS Technologies	83,300 a	4,361,588
Dun & Bradstreet	122,140	11,940,406
Expeditors International Washington	438,200 a	19,578,776
Fastenal	257,800 a	11,619,046
Federal Signal	97,963 a	1,317,602
Flowserve	117,250 a	8,473,658
GATX	104,996 a	4,762,619
Graco	136,745 a	5,612,015
Granite Construction	69,787 a	4,535,457
Harsco	172,992	9,109,759
Herman Miller	130,550 a	3,985,692
HNI	98,552 a	4,023,878
Hubbell, Cl. B	122,565 a	7,065,872
J.B. Hunt Transport Services	209,000 a	5,837,370
Jacobs Engineering Group	243,154 b	14,985,581
JetBlue Airways	367,025 a,b	3,615,196
Joy Global	223,300	11,051,117
KBR	344,600 b	11,058,214
Kelly Services, Cl. A	44,385	1,102,967
Kennametal	79,850	6,121,301
Korn/Ferry International	99,300 a,b	2,346,459
Lincoln Electric Holdings	87,700	6,313,523
Manpower	173,755 a	13,735,333
Mine Safety Appliances	61,300 a	2,798,345
MSC Industrial Direct, Cl. A	109,600 a	5,511,784
Navigant Consulting	88,800 a,b	1,398,600
Nordson	69,186 a	3,165,951
Oshkosh Truck	152,300	8,719,175
Pentair	205,140	7,426,068
Quanta Services	245,680 a,b	6,984,682
Republic Services	346,167	11,060,036
Rollins	60,723 a	1,445,207
Roper Industries	181,500	10,886,370
Sequa, Cl. A	14,286 a,b	2,358,619
SPX	116,995	10,982,321
Stericycle	180,200 b	8,638,788
Teleflex	80,575	6,158,347
Thomas & Betts	104,040 b	6,429,672
Timken	193,500	6,462,900
Trinity Industries	165,051 a	6,309,900
United Rentals	136,995 a,b	4,403,019
Werner Enterprises	99,850 a	1,941,084
YRC Worldwide	118,200 a,b	3,796,584
		371,741,868
Information Technology--15.7%		
3Com	819,700 a,b	3,278,800
ACI Worldwide	76,350 a,b	2,330,965
Activision	518,354 b	8,869,037
Acxiom	141,700	3,565,172
ADC Telecommunications	241,000 b	4,504,290

ADTRAN	126,300 a	3,295,167
Advent Software	40,250 a,b	1,530,707
Alliance Data Systems	135,750 b	10,425,600
Amphenol, Cl. A	367,800	12,600,828
Andrew	320,100 b	4,500,606
Arrow Electronics	252,682 a,b	9,657,506
Atmel	880,700 a,b	4,746,973
Avnet	267,283 a,b	10,124,680
Avocent	103,750 a,b	2,837,562
BISYS Group	249,325 a,b	2,984,420
Cadence Design Systems	572,190 a,b	12,244,866
CDW	125,300	10,546,501
Ceridian	294,840 b	9,995,076
CheckFree	180,800 a,b	6,660,672
CommScope	125,890 a,b	6,852,193
Cree	173,200 a,b	4,437,384
CSG Systems International	89,150 b	2,230,533
Cypress Semiconductor	310,843 a,b	7,789,726
Diebold	135,096 a	6,845,314
Digital River	83,200 a,b	3,744,832
DST Systems	111,350 a,b	8,448,125
Dycom Industries	83,600 a,b	2,336,620
F5 Networks	85,800 b	7,438,002
Fair Isaac	117,895 a	4,628,558
Fairchild Semiconductor International	254,375 a,b	4,642,344
Gartner	107,030 a,b	2,240,138
Global Payments	140,700 a	5,262,180
Harris	276,080 a	15,151,270
Imation	72,300 a	2,261,544
Ingram Micro, Cl. A	294,000 b	5,894,700
Integrated Device Technology	406,660 b	6,616,358
International Rectifier	149,090 a,b	5,473,094
Intersil, Cl. A	277,800	8,125,650
Jack Henry & Associates	158,550 a	3,808,371
Kemet	172,150 a,b	1,211,936
Lam Research	277,650 a,b	16,059,276
Lattice Semiconductor	235,900 a,b	1,115,807
Macrovision	109,000 a,b	2,592,020
McAfee	327,905 b	11,758,673
Mentor Graphics	175,559 a,b	2,108,464
Micrel	116,450 a	1,205,258
Microchip Technology	444,250 a	16,130,718
MoneyGram International	171,555 a	4,390,092
MPS Group	210,815 a,b	2,810,164
National Instruments	117,300	3,794,655
Palm	212,700 a,b	3,173,484
Parametric Technology	236,100 a,b	4,162,443
Plantronics	98,450 a	2,758,569
Polycom	188,500 a,b	5,837,845
Powerwave Technologies	267,850 a,b	1,751,739
RF Micro Devices	396,700 a,b	2,753,098
Semtech	129,300 a,b	2,101,125
Silicon Laboratories	112,600 b	3,921,858
SRA International, Cl. A	85,500 a,b	2,036,610
Sybase	187,760 a,b	4,453,667
Synopsys	294,700 b	7,208,362
Tech Data	113,100 b	4,237,857
Triquint Semiconductor	286,038 b	1,264,288
UTStarcom	218,600 a,b	703,892
ValueClick	205,200 b	4,387,176

Vishay Intertechnology	380,149 a,b	5,896,111
Western Digital	456,200 b	9,739,870
Wind River Systems	154,550 a,b	1,477,498
Zebra Technologies, Cl. A	141,695 a,b	5,133,610
		375,102,529
Materials--6.6%		
Airgas	161,495	7,541,817
Albemarle	163,500	6,577,605
Bowater	115,595 a	2,267,974
Cabot	132,340	5,343,889
Carpenter Technology	52,700 a	6,254,963
Chemtura	495,903	5,172,268
Commercial Metals	243,000	7,494,120
Cytec Industries	86,700	5,808,033
Ferro	88,649	1,981,305
Florida Rock Industries	101,700	6,458,967
FMC	78,700 a	7,014,531
Louisiana-Pacific	214,500 a	3,972,540
Lubrizol	142,288	8,915,766
Lyondell Chemical	441,898	19,841,220
Martin Marietta Materials	87,580 a	11,998,460
Minerals Technologies	39,250 a	2,538,298
Olin	151,585 a	3,163,579
Packaging Corp. of America	168,715	4,305,607
Reliance Steel & Aluminum	133,200	6,998,328
RPM International	248,483	5,841,835
Scotts Miracle-Gro, Cl. A	90,200 a	3,697,298
Sensient Technologies	96,678 a	2,455,621
Sonoco Products	205,583	7,538,729
Steel Dynamics	174,800	7,329,364
Valspar	206,160 a	5,687,954
Worthington Industries	142,400 a	2,947,680
		159,147,751
Telecommunication Services--.9%		
Cincinnati Bell	509,150 b	2,627,214
NeuStar, Cl. A	132,000 a,b	3,806,880
Telephone & Data Systems	214,035	14,211,924
		20,646,018
Utilities--7.2%		
AGL Resources	159,902	6,028,305
Alliant Energy	238,949 a	8,829,166
Aqua America	272,623 a	5,964,991
Aquila	770,320 b	2,911,810
Black Hills	77,392	2,886,722
DPL	232,330 a	6,175,331
Energy East	324,866 a	8,222,358
Equitable Resources	249,980 a	11,776,558
Great Plains Energy	176,675 a	4,904,498
Hawaiian Electric Industries	167,253 a	3,815,041
IDACORP	89,733 a	2,778,134
MDU Resources Group	373,762 a	10,188,752
National Fuel Gas	171,624 a	7,439,900
Northeast Utilities	317,140	8,670,608
NSTAR	219,570 a	6,905,476
OGE Energy	188,651 a	6,253,781
ONEOK	228,315 a	11,586,986
Pepco Holdings	395,613	10,709,244
PNM Resources	157,631 a	4,071,609
Puget Energy	240,000 a	5,556,000
SCANA	239,879	8,966,677
Sierra Pacific Resources	454,836	7,227,344

Vectren		157,275 a	3,927,157
Westar Energy		179,905 a	4,141,413
WGL Holdings		101,240	3,031,126
Wisconsin Energy		240,412 a	10,320,887
			173,289,874

Total Common Stocks
  (cost $1,758,654,345)   **2,356,389,139**

	Principal Amount ($)	Value ($)
Short-Term Investments--.1%		

U.S. Treasury Bills;		
4.57%, 9/20/07		
(cost $1,887,940)	1,900,000 c	**1,887,403**

Other Investment--1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $38,164,000)	38,164,000 d	**38,164,000**

**Investment of Cash Collateral for
Securities Loaned--20.1%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $481,168,515)	481,168,515 d	**481,168,515**

Total Investments (cost $2,279,874,800)	**120.1%**	**2,877,609,057**
Liabilities, Less Cash and Receivables	**(20.1%)**	**(480,944,692)**
Net Assets	**100.0%**	**2,396,664,365**

a   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
    $457,036,257 and the total market value of the collateral held by the fund is $481,168,515.
b   Non-income producing security.
c   All or partially held by a broker as collateral for open financial futures positions.
d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
Standard & Poor's Midcap 400 E-mini	496	42,725,440	September 2007	**(2,346,419)**